FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

10 January 2012

HSBC ANNOUNCES LEADERSHIP CHANGES IN FRANCE

HSBC Holdings plc announces the appointment of Jean Beunardeau as CEO of HSBC France. He has been Deputy to the CEO since February 2010 and will retain responsibility for Global Banking and Markets in France.

Christophe de Backer, CEO of HSBC France, will be leaving the Group after 21 years of service to join the Edmond de Rothschild Group.

Gilles Denoyel has been appointed Deputy to the CEO in addition to his role as Chief Risk Officer and remains responsible for relations with Regulators.

These appointments, which have been approved by the HSBC France board, take effect immediately.

Stuart Gulliver, HSBC Group CEO and Chairman of HSBC France commented: "I thank Christophe on behalf of the HSBC France board for his extensive contribution to the Group and I wish him all the best in his new role. I'm also delighted with Jean's appointment as the new CEO. His contribution to building our Global Banking and Markets business into one of the leading investment banks in France has been critical. Moreover Jean has supported Christophe in overseeing our business in France over the past two years. I also congratulate Gilles Denoyel. The appointments announced today demonstrate the strength of management within HSBC France."

Media enquiries to:

Anne-Lise Bapst	+33 (0) 1 40 70 30 96	anne-lise.bapst@hsbc.fr
Sophie Ricord	+33 (0) 1 40 70 33 05	sophie.ricord@hsbc.fr

Notes to editors:

1. Brief Biographies

Jean Beunardeau
Age 49
Graduated from the Ecole Polytechnique
Began his career at the Ministry of Finance, mainly at the Treasury. He became Technical Advisor to the Prime Minister in 1995.
He joined HSBC France in 1997 in Corporate Finance and becomes Managing Director in 2000. He was appointed co-head of CIBM, mainly responsible for Corporate and Investment Banking, in March 2004.
In 2005, he was appointed Senior Corporate Vice-President, and in 2007 Head of Global Banking and Markets for HSBC France.
Deputy CEO since February 2010, in addition to his role as Head of Global Banking and Markets in France.

Gilles Denoyel
Age 57
Graduate of the Ecole des Mines de Paris, the Institut d'Etudes Politiques and the Ecole Nationale d'Administration.
In 1981, he was appointed «Inspecteur des Finances»  (Financial Controller) at the Ministry of Finance. In 1985, he entered the French Treasury, where he held successively responsibilities at the Interministerial Committee for Industrial Reconstruction (CIRI) and in the Insurance Department, before being in charge of the French Privatisation Programme.
In June 1996, he joined Credit Commercial de France as Chief Financial Officer. He became Group General Secretary, member of the Executive Committee, in charge of Logistic and Operations in 1998 and was appointed Senior Corporate Vice President Finance in March 2000.
In March 2004, he was appointed Deputy Chief Executive Officer of HSBC France, responsible for the support functions and the finance support services. In January 2006, his responsibilities were extended to include the asset management and insurance businesses, and the non-finance support services.
Since September 2007, he has been responsible for all risk management and control activities, and also responsible for relations with supervisors and regulators.

Photographs of Jean Beunardeau and Gilles Denoyel are available from the media contacts above or to download from: http://www.hsbc.fr/1/2/hsbc-france/a-propos-d-hsbc

2. HSBC in France
HSBC France, previously CCF, which was founded in 1894, joined the HSBC Group in 2000 and switched to the HSBC France brand in November 2005. HSBC France is headquartered in Paris. Serving customers from around 400 offices across France and more than 10,000 employees, HSBC in France is a universal bank serving both personal and business customers.

3. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 10 January, 2012